UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Griffon Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

398433102

(CUSIP Number)

VOSS CAPITAL, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(281) 770-0379

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,541,200*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,541,200*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,541,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 161,200 Shares underlying certain call options which are currently excercisable.

2

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		209,199*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

209,199*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,199*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 18,100 Shares underlying certain call options which are currently excercisable.

3

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,750,399*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,750,399*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,750,399*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 179,300 Shares underlying certain call options which are currently excercisable.

4

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,015,999*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		840,925**
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,015,999*
	10	SHARED DISPOSITIVE POWER

840,925**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,856,924***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 224,900 Shares underlying certain call options which are currently excercisable.

** Includes 115,300 Shares underlying certain call options which are currently excercisable.

*** Includes 340,200 Shares underlying certain call options which are currently excercisable.

5

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,015,999*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		840,925**
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,015,999*
	10	SHARED DISPOSITIVE POWER

840,925**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,856,924***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 224,900 Shares underlying certain call options which are currently excercisable.

** Includes 115,300 Shares underlying certain call options which are currently excercisable.

*** Includes 340,200 Shares underlying certain call options which are currently excercisable.

6

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

STEVEN L. BREITZKA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

LARRY DENBROCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

MICHAEL P. FARRAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

ROBERT MATHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

SHERI MOSSBECK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

WENDY C. SHIBA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 398433102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Voss Value Master Fund, L.P., a Cayman Islands limited partnership, (“Voss Value Master Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Voss Value-Oriented Special Situations Fund, L.P., a Delaware limited partnership (“Voss Value-Oriented Special Situations Fund”), with respect to the Shares directly and beneficially owned by it;
(iii)	Voss Advisors GP, LLC, a Texas limited liability company (“Voss GP”), as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund;
(iv)	Voss Capital, LLC, a Texas limited liability company (“Voss Capital”), as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain separately managed accounts (the “Voss Managed Accounts”);
(v)	Travis W. Cocke, as the managing member of Voss Capital and Voss GP, and as a nominee for the Board of Directors of the Issuer (the “Board”);
(vi)	Steven L. Breitzka, as a nominee for the Board;
(vii)	Larry Denbrock, as a nominee for the Board;
(viii)	Michael P. Farrah, as a nominee for the Board;
(ix)	Robert Mather, as a nominee for the Board;
(x)	Sheri Mossbeck, as a nominee for the Board; and
(xi)	Wendy C. Shiba, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as defined and further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss GP, Voss Capital and Mr. Cocke is 3773 Richmond, Suite 500, Houston, Texas 77046. The principal business addresses of each of Messrs. Breitzka, Denbrock, Farrah and Mather, and Mses. Mossbeck and Shiba are personal residences, which have been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

13

CUSIP No. 398433102

(c)       The principal business of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund is investing in securities. The principal business of Voss GP is serving as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund. The principal business of Voss Capital is serving as the investment manager of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts. Mr. Cocke serves as the managing member of each of Voss Capital and Voss GP. The principal occupation of Mr. Breitzka is serving as Chairman of the board of directors of Dynatect Manufacturing, Inc. The principal occupation of Mr. Denbrock is serving as Vice Chairman of Rowley Company, LLC. The principal occupation of Mr. Farrah is serving as Group President of Klein Tools, Inc. The principal occupation of Mr. Mather is serving as Chief Operating Officer of Rvoln, Inc. The principal occupation of Ms. Mossbeck is serving as an independent legal and business consultant. The principal occupation of Ms. Shiba is serving as an independent consultant with The Red Bee Group and C.T. Hagberg & Associates, LLC.

(d)       None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Voss Value Master Fund is organized under the laws of the Cayman Islands. Voss Value-Oriented Special Situations Fund, Voss GP and Voss Capital are organized under the laws of the State of Texas. Each of Messrs. Cocke, Breitzka, Denbrock, Farrah and Mather, and Mses. Mossbeck and Shiba is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,380,000 Shares beneficially owned directly by Voss Value Master Fund is approximately $36,449,631.21, including brokerage commissions. The aggregate purchase price of the 161,200 Shares underlying certain call options owned directly by Voss Value Master Fund is approximately $1,756,599.94, including brokerage commissions. The aggregate purchase price of the 191,099 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $4,872,153.02, including brokerage commissions. The aggregate purchase price of the 18,100 Shares underlying certain call options owned directly by Voss Value-Oriented Special Situations Fund is approximately $268,721.56, including brokerage commissions. The aggregate purchase price of the 945,625 Shares held in the Voss Managed Accounts is approximately $25,401,841.75, including brokerage commissions. The aggregate purchase price of the 160,900 Shares underlying certain call options held in the Voss Managed Accounts is approximately $1,231,274.92, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 29, 2022, Voss Value Master Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly qualified director candidates, including Travis W. Cocke, Steven L. Breitzka, Larry Denbrock, Michael P. Farrah, Robert Mather, Sheri Mossbeck and Wendy C. Shiba (collectively, the “Nominees”), for election to the Board at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their biographies below, the Nominees have backgrounds spanning the manufacturing and tools and building products industries, strategic review and acquisition and public company corporate governance. Voss Value Master Fund carefully selected this highly qualified slate of Nominees based upon their decades of experience in the manufacturing and tool and buildings products industries and successful strategic merger and acquisition execution.

14

CUSIP No. 398433102

Steven L. Breitzka, age 65, most recently served as Senior Vice President at ESAB Corporation (NYSE: ESAB) (formerly Colfax Corporation (NYSE: CFX: US)), a metal welding and cutting company, from November 2015 to November 2016.  Previously, Mr. Breitzka served as President and Chief Executive Officer at Apex Tool Group, LLC (which was acquired by Bain Capital, LP in February 2014), a supplier of hand and power tools, from July 2010 to October 2014. Prior to that, Mr. Breitzka served in various roles at the Danaher Corporation (NYSE: DHR), a medical, industrial and commercial products and service company, including as Group Executive in the Danaher Tool Group from April 2007 to June 2010, Group Executive in the Danaher Sensors & Controls Group from April 2004 to April 2007 and President at Gems Sensors & Controls, an operating company of Danaher Corporation and a manufacturer of industrial switches, valves and sensors, from April 2000 to April 2004.  Prior to that, Mr. Breitzka served in various roles at Pacific Scientific Energetic Materials Company (acquired by Danaher Corporation in March 1998), an aerospace and defenses systems company, including President of the Fisher Pierce Division from 1996 to 2000, Vice President and then President of the HTL/Kin-Tech Division from 1988 to 1995 and Vice President for the Motor and Control Division from 1982 to 1988. Earlier in his career, Mr. Breitzka served as a Cost Analyst/Production Planner in the Environmental Controls Division at the Barber-Colman Company, a textile and milling machinery manufacturing company, from 1979 to 1982. Mr. Breitzka currently serves on the board of directors of various private companies, including DuraBante, LLC, a business management consulting firm, since October 2018, Dynatect Manufacturing, Inc., a manufacturer of protective equipment and materials for machinery, since April 2018 and as Chairman of the board since January 2019, and as an Advisory Board Member of Gryphon Investors Inc., a San Francisco based middle-market private equity firm, since February 2017. Mr. Breitzka received a B.S. in Finance from Rockford University. Mr. Breitzka also holds a CPIM Certification from the American Production and Inventory Control Society.

Travis W. Cocke, age 35, has served as the Founder, Chief Investment Officer and Managing Member of Voss Capital, LLC (“Voss Capital”), a fundamental research-driven, value-oriented hedge fund focused on special situations, since October 2011. Prior to founding Voss Capital, Mr. Cocke served as a Portfolio Manager at Farney Management Corp., a family investment office, from 2010 to 2011. Prior to that, Mr. Cocke served as a Generalist Research Analyst at Ascendant Advisors, LLC, a Houston-based registered investment adviser, from August 2009 to July 2010. Mr. Cocke received a B.B.A. in Finance from Texas A&M University.

Larry Denbrock, age 61, currently serves as Vice Chairman of Rowley Company, LLC, a manufacturer and distributer of home décor products, since December 2022, and as a Council Member at StoneTree Investment Partners LLC, an industrials-focused private equity investment firm, since December 2022. Previously, Mr. Denbrock served as President and Chief Revenue Officer at The Cabinetworks Group, a manufacturer and distributor of kitchen and bath cabinets from February 2020 to July 2021. Prior to this, Mr. Denbrock served as President and Chief Executive Officer at ACProducts, Inc. (d/b/a acpi® and formerly known as Armstrong Cabinets Products before merging with Masco Cabinetry LLC to form The Cabinetworks Group), a kitchen and bath cabinet manufacturing company, from August 2014 through the formation of The Cabinetworks Group in February 2020. Prior to that, Mr. Denbrock served in various roles at Assa Abloy Ab (“Assa Abloy”) (OTCMKTS: ASAZY), a manufacturer of doors and security fences, including as President of the Door & Perimeter Security Group from 2005 to 2014 and President of Ceco Door Products, a division of Assa Abloy, from 2002 to 2005. Prior to that, Mr. Denbrock served as President of American Metals at Masco Corporation (NYSE: MAS), a home improvement and building products company, from 1998 to 2002. Earlier in his career, Mr. Denbrock served in various roles at the Delta Faucet Company, a manufacturer of bath and kitchen faucets and a subsidiary of Masco Corporation, including as Chief Financial Officer from 1994 to 1997 and Director of Marketing / Business Unit Manager from 1986 to 1994. Mr. Denbrock previously served on the board of directors of the Tennessee Chamber of Commerce as Chairman of the Manufacturing Committee from 2010 to 2013. Mr. Denbrock received an M.B.A. from Butler University and a B.S.B.A. from Central Michigan University. Mr. Denbrock is also a Certified Public Accountant (CPA).

15

CUSIP No. 398433102

Michael P. Farrah, age 56, currently serves as Group President at Klein Tools, Inc., (“Klein Tools”) a hand tool manufacturing company, since September 2022. Previously, Mr. Farrah, as an independent corporate development consultant, served as an advisor to and member of the board of directors of Klein Tools from April 2022 to September 2022 and as Interim Chief Executive Officer of and member of the board of directors of Tristate QSR LLC (“Tristate QSR”), a northeast-U.S. based quick service restaurant group, from April 2021 to June 2022. Prior to that, Mr. Farrah served in various roles at Techtronic Industries Company Limited (OTCMKTS: TTNDY), a producer of power tools and outdoor power equipment, including as Group President of Consumer and Professional Tools from October 2018 to October 2019, President of TTI Power Tools from February 2008 to October 2018 and Senior Vice President from March 2007 to February 2008. Before that, and in connection with his role as a Corporate Development Consultant for Maverick Partners Inc. (n/k/a Florida Maverick Partners, LLC), a business consultancy firm, Mr. Farrah served as Interim President of Spectrum Creations, LP, a designer and supplier of decorative lighting and fans, from June 2006 to March 2007. Earlier in his career, Mr. Farrah served in various roles over 10 years at The Home Depot (NYSE: HD), a home improvement, hardware and power tool retail company, including as a Global Product Merchant for Power Tools, internet merchandising, and store operations. Mr. Farrah received a B.S. in Business Administration from the University of Southern California.

Robert Mather, age 47, currently serves as Chief Operating Officer of Rvoln, Inc., an active wear apparel company, since August 2022, and as Chief Executive Officer of RM Business and Operations Consulting, a business and operations consulting firm, since August 2022. Previously, Mr. Mather served in various positions at Stanley Black & Decker, Inc. (NYSE: SWK, f/k/a The Stanley Works before merging with Black & Decker, Inc. in March 2010), a manufacturer of industrial and household hardware and tools, over his 20 year tenure, including as Vice President of Advanced Manufacturing and Global Operations, Global Lean, I4.0 and Automation from June 2020 to June 2022; Vice President of Global Operations, Global Tools and Storage, Power Tool Accessories from October 2017 to May 2020; Vice President of Global Supply Chain, Global Tools and Storage, Hand Tools, Construction and Craftsman from May 2013 to October 2017; Vice President of Global Supply Chain, Global Tools and Storage from August 2010 to May 2013; Director of Global Supply Chain Management from 2007 to 2010 and as Manager of Global Planning and Fulfillment from May 2002 to August 2007. Prior to that, Mr. Mather held several positions at Georgia-Pacific LLC (a subsidiary of Koch Industries, Inc.), a tissue paper products manufacturing company, including as a Team Leader, Inventory Analyst and Account Coordinator from 1998 to 2002. Mr. Mather has also served as a part-time Graduate Faculty Member in the Engineering Department of the University of Maryland, Baltimore County, since May 2022. Mr. Mather received an M.B.A. from Sacred Heart University and a B.A. in Communications and Management from Western Connecticut State University.

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CUSIP No. 398433102

Sheri L. Mossbeck, age 62, most recently served in various positions at Leggett & Platt, Incorporated (NYSE: LEG), a diversified global manufacturer of engineered components and comfort products used in homes and automobiles, including as Treasurer from 1997 to December 2017, Senior Vice President from 2015 to December 2017, Vice President from 2000 to 2015, Associate General Counsel and Assistant Secretary from 1995 to 1997, and Attorney from 1993 to 1995. Prior to this, Ms. Mossbeck served as an Associate Attorney in the Corporate and Real Estate Practice Groups at Blackwell Sanders Matheny Weary and Lombardi L.C. (n/k/a Husch Blackwell LLP), a law firm based in Kansas City, Missouri, from 1987 to 1993. Ms. Mossbeck currently serves as a Member of the Board, Finance Committee and as Chair of the Audit Committee of Habitat for Humanity of Collier County, Florida, a homebuilding non-profit, since November 2020. Previously, Ms. Mossbeck served as Treasurer and Board Member of the Lafayette House, a domestic violence shelter and treatment center, from 2009 to November 2017; on the Global Transaction Services Advisory Board of the Royal Bank of Scotland (NYSE: RBS), a financial services company, from 2008 to 2012; and on the Treasury Management Advisory Board of Wells Fargo & Company (NYSE: WFC), a financial services company, from 2011 to 2016. Ms. Mossbeck received a B.A. from Illinois State University and a J.D. from the University of Missouri – Columbia School of Law.

Wendy C. Shiba, age 72, currently serves as an independent consultant at The Red Bee Group, a corporate and legal consultancy firm, since November 2021, as well as at C.T. Hagberg & Associates, LLC, a consultancy firm providing independent inspectors for corporate shareholder meetings, since 2014. Previously, Ms. Shiba served as Executive Vice President, General Counsel & Secretary of KB Home, Inc. (NYSE: KBH), a United States-based homebuilding company, from 2007 to 2010. Prior to that, she served as Senior Vice President, Chief Legal Officer & Secretary of PolyOne Corporation (formerly NYSE: POL, n/k/a Aviant Corporation (NYSE: AVNT)), a global materials company providing specialized polymer materials and solutions, from 2001 to 2007. Before that, Ms. Shiba served as Vice President, Secretary & Assistant General Counsel of Bowater Incorporated (formerly NYSE: BOW, merged with Abitibi-Consolidated in 2007 to form AbitibiBowater, n/k/a Resolute Forest Products Inc. (NYSE: RFP)), a producer of pulp, tissue, wood products, newsprint and specialty papers, from 1993 to 2001. Earlier in her career, Ms. Shiba served as an Associate Professor at Temple University School of Law from 1985 to 1993 and as an Associate at O’Melveny & Myers LLP, a multinational law firm, from 1980 to 1985. Ms. Shiba served on the board of directors of Bowater Canada Inc. (f/k/a AbitibiBowater Canada Inc. formerly TSX: AXB), a Canadian affiliate of Bowater Incorporated, from 1998 to 2001. Ms. Shiba also served by gubernatorial appointment on the South Carolina Board of Accountancy, South Carolina’s professional accountancy licensing entity, from 2000 to 2001. Ms. Shiba received a B.S. from Michigan State University and a J.D. from Temple University School of Law.

Voss Value Master Fund may engage in discussions with management and the Board regarding the Nomination Letter, Board representation and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,064,331 Shares outstanding, as of October 31, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on November 18, 2022.

A.	Voss Value Master Fund
(a)	As of the date hereof, Voss Value Master Fund beneficially owned 1,541,200 Shares, including 161,200 Shares underlying certain call options.

Percentage: Approximately 2.7%

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(b)	1. Sole power to vote or direct vote: 1,541,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,541,200
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Master Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Voss Value-Oriented Special Situations Fund
(a)	As of the date hereof, Voss Value-Oriented Special Situations Fund beneficially owned 209,199 Shares, including 18,100 shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,199
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Voss GP
(a)	Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 1,541,200 Shares owned by Voss Value Master Fund and (ii) 209,199 Shares owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,750,399
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,750,399
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Voss Capital
(a)	As of the date hereof, 1,106,525 Shares were held in the Voss Managed Accounts, including 160,900 shares underlying certain call options. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 1,541,200 Shares beneficially owned by Voss Value Master Fund and (ii) 209,199 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 5.0%

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(b)	1. Sole power to vote or direct vote: 2,015,999
2. Shared power to vote or direct vote: 840,925
3. Sole power to dispose or direct the disposition: 2,015,999
4. Shared power to dispose or direct the disposition: 840,925

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Accounts and on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 1,541,200 Shares owned by Voss Value Master Fund, (ii) 209,199 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 1,106,525 Shares held in the Voss Managed Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,015,999
2. Shared power to vote or direct vote: 840,925
3. Sole power to dispose or direct the disposition: 2,015,999
4. Shared power to dispose or direct the disposition: 840,925

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund and through the Voss Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.        Mr. Breitzka

(a)	As of the date hereof, Mr. Breitzka does not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Breitzka has not entered into any transactions in the Shares during the past sixty days.

G.       Mr. Denbrock

(a)	As of the date hereof, Mr. Denbrock does not own any Shares.

Percentage: Approximately 0%

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(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Denbrock has not entered into any transactions in the Shares during the past sixty days.

H.       Mr. Farrah

(a)	As of the date hereof, Mr. Farrah does not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Farrah has not entered into any transactions in the Shares during the past sixty days.

I.        Mr. Mather

(a)	As of the date hereof, Mr. Mather does not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mather has not entered into any transactions in the Shares during the past sixty days.

J.       Ms. Mossbeck

(a)	As of the date hereof, Ms. Mossbeck does not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Mossbeck has not entered into any transactions in the Shares during the past sixty days.

K.       Ms. Shiba

(a)	As of the date hereof, Ms. Shiba does not own any Shares.

Percentage: Approximately 0%

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(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Shiba has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Voss Value Master Fund has purchased American-style exchange listed call options referencing an aggregate of 146,900 shares of Common Stock, which have exercise prices ranging between $20.50 and $50.00 and expire on January 20, 2023.

Voss Value Master Fund has purchased American-style exchange listed call options referencing an aggregate of 14,300 shares of Common Stock, which have exercise prices ranging between $45.00 and $50.00 and expire on February 27, 2023.

Voss Value Special Situations Fund has purchased American-style exchange listed call options referencing an aggregate of 16,200 shares of Common Stock, which have exercise prices ranging between $20.50 and $44.00 and expire on January 20, 2023.

Voss Value Special Situations Fund has purchased American-style exchange listed call options referencing an aggregate of 1,900 shares of Common Stock, which have an exercise price of $45.00 and expire on February 27, 2023.

The Voss Managed Accounts have purchased American-style exchange listed call options referencing an aggregate of 152,000 shares of Common Stock, which have exercise prices ranging between $20.50 and $45.00 and expire on January 20, 2023.

The Voss Managed Accounts have purchased American-style exchange listed call options referencing an aggregate of 8,900 shares of Common Stock, which have an exercise price of $45.00 and expire on February 27, 2023.

On December 29, 2022, the Reporting Persons (collectively, the “Group”) entered into a Group Agreement (the “Group Agreement”) in connection with the Annual Meeting, pursuant to which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (b) to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), (c) to provide notice to the Group’s legal counsel within 24 hours of (i) any purchase or sale of securities of the Issuer; or (ii) any securities of the Issuer over which they acquire or dispose of beneficial ownership, (d) to take such other actions the parties deem necessary or advisable to achieve the foregoing, and (e) that Voss Value Master Fund, together with its affiliates, would bear all pre-approved expenses incurred in connection with the Group’s activities. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Each of the Nominees, except Mr. Cocke, has granted Mr. Cocke powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of Power of Attorney is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Group Agreement by and among Voss Value Master Fund, L.P., Voss Value Oriented Special Situations Fund, L.P., Voss Advisors GP, LLC, Voss Capital, LLC, Travis W. Cocke, Steven L. Breitzka, Larry Denbrock, Michael P. Farrah, Robert Mather, Sheri Mossbeck and Wendy C. Shiba, dated December 29, 2022.
99.2	Form of Power of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2022

Voss Value MASTER Fund, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, LP

By:	Voss Advisors GP, LP General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke Individually and as attorney-in-fact for Steven L. Breitzka, Larry Denbrock, Michael P. Farrah, Robert Mather, Sheri Mossbeck and Wendy C. Shiba

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Schedule A

Transaction in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOSS VALUE MASTER FUND, LP

Sale of Common Stock	(4,670)	32.3749	10/31/2022
Sale of Common Stock	(5,655)	32.2269[1]	11/01/2022
Sale of Common Stock	(4,675)	31.8950	11/02/2022
Sale of Common Stock	(5,000)	31.0005	11/04/2022
Sale of Common Stock	(733)	31.5966	11/07/2022
Sale of Common Stock	(4,267)	32.1803	11/08/2022
Sale of Common Stock	(5,000)	31.7139	11/09/2022
Sale of Common Stock	(5,000)	33.9136	11/10/2022
Purchase of January 2023 Call Option ($43.00 Strike Price)*	1	0.7000	11/11/2022
Purchase of January 2023 Call Option ($50.00 Strike Price)*	250	0.8000	11/11/2022
Purchase of December 2022 Call Option ($40.00 Strike Price)**	250	0.4000	11/11/2022
Purchase of December 2022 Call Option ($45.00 Strike Price)**	251	0.3498[2]	11/11/2022
Purchase of December 2022 Call Option ($35.00 Strike Price)**	142	0.6000	11/14/2022
Purchase of December 2022 Call Option ($40.00 Strike Price)**	142	1.5000	11/14/2022
Purchase of December 2022 Call Option ($45.00 Strike Price)**	284	0.3499	11/14/2022
Purchase of December 2022 Call Option ($45.00 Strike Price)**	1	0.5500	11/15/2022
Purchase of Common Stock	14,178	35.6235	11/18/2022
Purchase of January 2023 Call Option ($26.00 Strike Price)*	57	07.000	11/18/2022
Purchase of January 2023 Call Option ($27.00 Strike Price)*	57	10.3800	11/18/2022
Purchase of January 2023 Call Option ($30.00 Strike Price)*	57	9.6000	11/18/2022
Purchase of January 2023 Call Option ($35.00 Strike Price)*	142	3.7000	11/18/2022
Purchase of December 2022 Call Option ($40.00 Strike Price)**	9	10.3800	11/18/2022
Purchase of Common Stock	10,822	35.6635[3]	11/21/2022
Purchase of January 2023 Call Option ($40.00 Strike Price)*	142	1.7500	11/21/2022
Purchase of January 2023 Call Option ($30.00 Strike Price)*	142	7.8000	11/23/2022
Purchase of February 2023 Call Option ($50.00 Strike Price)***	1	0.8500	11/23/2022
Purchase of December 2022 Call Option ($45.00 Strike Price)**	6	0.5545	11/23/2022
Purchase of January 2023 Call Option ($44.00 Strike Price)*	142	1.000	11/28/2022
Purchase of December 2022 Call Option ($44.00 Strike Price)**	142	0.6000	11/28/2022
Purchase of February 2023 Call Option ($45.00 Strike Price)***	142	1.3000	12/02/2022
Purchase of Common Stock	11,342	34.9876[4]	12/07/2022
Purchase of Common Stock	13,658	35.0839[5]	12/15/2022
Purchase of Common Stock	5,000	35.2916	12/28/2022

1 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $32.2106 to $32.2475, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

2 Represents a weighted average price. These call options were purchased in multiple transactions at prices ranging from $0.3500 to $0.7000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of call options purchased at each separate price within the range set forth in this footnote.

3 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $35.6444 to $35.6809, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

4 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $34.8005 to $35.1747, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

5 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $35.0082 to $35.1293, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

CUSIP No. 398433102

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, LP

Sale of Common Stock	(7,349)	31.8734	11/09/2022
Purchase of December 2022 Call Option ($35.00 Strike Price)**	19	0.6000	11/14/2022
Purchase of December 2022 Call Option ($40.00 Strike Price)**	19	1.5000	11/14/2022
Purchase of December 2022 Call Option ($45.00 Strike Price)**	39	0.3499	11/14/2022
Purchase of Common Stock	1,938	35.6235	11/18/2022
Purchase of January 2023 Call Option ($26.00 Strike Price)*	8	7.0000	11/18/2022
Purchase of January 2023 Call Option ($27.00 Strike Price)*	8	7.0000	11/18/2022
Purchase of January 2023 Call Option ($30.00 Strike Price)*	8	9.6000	11/18/2022
Purchase of January 2023 Call Option ($35.00 Strike Price)*	19	3.7000	11/18/2022
Purchase of December 2022 Call Option ($40.00 Strike Price)**	1	1.1500	11/18/2022
Purchase of Common Stock	775	35.6809	11/21/2022
Purchase of January 2023 Call Option ($40.00 Strike Price)*	19	1.7500	11/21/2022
Purchase of Common Stock	6,490	35.9905	11/22/2022
Purchase of January 2023 Call Option ($30.00 Strike Price)*	19	7.8000	11/23/2022
Purchase of December 2022 Call Option ($45.00 Strike Price)**	1	0.5545	11/23/2022
Purchase of January 2023 Call Option ($44.00 Strike Price)*	19	1.0000	11/28/2022
Purchase of December 2022 Call Option ($44.00 Strike Price)**	19	0.6000	11/28/2022
Purchase of February 2023 Call Option ($45.00 Strike Price)***	19	1.3000	12/02/2022
Purchase of Common Stock	1,550	34.9876[6]	12/07/2022

6 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $34.8005 to $35.1747, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

CUSIP No. 398433102

VOSS CAPITAL, LLC

(Through the Separately Managed Accounts)

Purchase of December 2022 Call Option ($40.00 Strike Price)**	89	0.6000	11/14/2022
Purchase of December 2022 Call Option ($45.00 Strike Price)**	177	0.3499	11/14/2022
Purchase of Common Stock	12,500	33.3717[7]	11/17/2022
Purchase of Common Stock	8,884	35.6235	11/18/2022
Purchase of January 2023 Call Option ($26.00 Strike Price)*	35	10.3800	11/18/2022
Purchase of January 2023 Call Option ($27.00 Strike Price)*	35	9.6000	11/18/2022
Purchase of January 2023 Call Option ($30.00 Strike Price)*	35	3.7000	11/18/2022
Purchase of January 2023 Call Option ($35.00 Strike Price)*	89	3.7000	11/18/2022
Purchase of December 2022 Call Option ($40.00 Strike Price)**	5	1.1500	11/18/2022
Purchase of Common Stock	3,554	35.6809	11/21/2022
Purchase of January 2023 Call Option ($40.00 Strike Price)*	89	1.1500	11/21/2022
Purchase of January 2023 Call Option ($30.00 Strike Price)*	89	7.8000	11/23/2022
Purchase of December 2022 Call Option ($45.00 Strike Price)**	4	1.1500	11/23/2022
Purchase of January 2023 Call Option ($44.00 Strike Price)*	89	1.0000	11/28/2022
Purchase of December 2022 Call Option ($44.00 Strike Price)**	89	.6000	11/28/2022
Purchase of February 2023 Call Option ($45.00 Strike Price)***	89	1.3000	12/02/2022
Purchase of Common Stock	7,108	34.9876[8]	12/07/2022
Sale of Common Stock	(6,109)	34.8698	12/22/2022

__________

* Represents American-style call options purchased in the over-the-counter market with an expiration date of January 20, 2023.

** Represents American-style call options purchased in the over-the-counter market with an expiration date of December 16, 2022, all of which expired.

*** Represents American-style call options purchased in the over-the-counter market with an expiration date of February 17, 2023.

7 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $33.2419 to $33.6388, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

8 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $34.8005 to $35.1747, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.